UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Genco Shipping and Trading Limited
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2685T115
(CUSIP Number)
David Charnin Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830 (203) 618-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 22, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. Strategic Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,482,327
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,482,327
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,482,327
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.7% (1)
14.	TYPE OF REPORTING PERSON		OO

(1) Based on 61,600,604 shares of Common Stock outstanding as of June12, 2015, as reported in the Issuer’s Form DEFM14A Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2015.

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. SVP Special Situations III LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,893,988
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,893,988
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,893,988
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.7% (1)
14.	TYPE OF REPORTING PERSON		OO

(1) Based on 61,600,604 shares of Common Stock outstanding as of June12, 2015, as reported in the Issuer’s Form DEFM14A Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2015.

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. SVP Special Situations III-A LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	534,159
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	534,159
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		534,159
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.9% (1)
14.	TYPE OF REPORTING PERSON		OO

(1) Based on 61,600,604 shares of Common Stock outstanding as of June12, 2015, as reported in the Issuer’s Form DEFM14A Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2015.

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. SVP Special Situations II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,195,950
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,195,950
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,195,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.2% (1)
14.	TYPE OF REPORTING PERSON		OO

(1) Based on 61,600,604 shares of Common Stock outstanding as of June12, 2015, as reported in the Issuer’s Form DEFM14A Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2015.

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. Victor Khosla I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	10,106,424 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	10,106,424 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,106,424 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		16.4% (2)
14.	TYPE OF REPORTING PERSON		IN

(1) Consists of 3,482,327 shares beneficially owned by Strategic Value Partners, LLC, 2,893,988 shares beneficially owned by SVP Special Situations III LLC, 534,159 shares beneficially owned by SVP Special Situations III-A LLC and 3,195,950 shares beneficially owned by SVP Special Situations II LLC.
(2) Based on 61,600,604 shares of Common Stock outstanding as of June12, 2015, as reported in the Issuer’s Form DEFM14A Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2015.

CUSIP No. Y2685T115

SCHEDULE 13D

ITEM 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Genco Shipping and Trading Limited, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The address of the principal executive offices of the Issuer is 299 Park Avenue, 12th Floor, New York, NY 10171.

ITEM 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) Strategic Value Partners, LLC, a Delaware limited liability company (“SVP”), SVP Special Situations III LLC, a Delaware limited liability company  (“SVP III”), SVP Special Situations III-A LLC, a Delaware limited liability company (SVP III-A”), SVP Special Situations II LLC, a Delaware limited liability company (“SVP II”), and Victor Khosla (each, a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

The shares of Common Stock reported herein as beneficially owned by SVP are directly held by Strategic Value Master Fund, Ltd., a Cayman Islands exempted company. SVP is the investment manager of, and exercises investment discretion over, Strategic Value Master Fund, Ltd. SVP is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP III are directly held by Strategic Value Special Situations Master Fund III, L.P., a Cayman Islands exempted limited partnership. SVP III is the investment manager of, and exercises investment discretion over, Strategic Value Special Situations Master Fund III, L.P. SVP is the managing member of SVP III.  SVP III is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP III-A are directly held by Strategic Value Special Situations Offshore Fund III-A, L.P., a Cayman Islands exempted limited partnership. SVP III –A is the investment manager of, and exercises investment discretion over, Strategic Value Special Situations Offshore Fund III-A, L.P. SVP is the managing member of SVP III-A.  SVP III –A is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP II are directly held by Strategic Value Special Situations Master Fund II, L.P., a Cayman Islands exempted limited partnership.  SVP II is the investment manager of, and exercises investment discretion over, Strategic Value Special Situations Master Fund II, L.P. SVP is the managing member of SVP II. SVP II is indirectly majority owned and controlled by Mr. Khosla.

CUSIP No. Y2685T115

(b) The principal business address of each Reporting Person is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(c) Set forth in Exhibit B hereto are the names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Khosla and the persons set forth in Exhibit B are citizens of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

The source of funds for the Common Stock beneficially owned by the Reporting Persons was the working capital, or funds available for investment, of Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund III, L.P.,  Strategic Value Special Situations Offshore Fund III-A, L.P. and Strategic Value Special Situations Master Fund II, L.P. (collectively, the “Funds”).

ITEM 4. Purpose of Transaction.

The Funds acquired the Common Stock for investment purposes and in the ordinary course of their investment trading business.  The Reporting Persons approached the Issuer on July 22, 2015 to discuss appointing a representative to the Board of Directors.  Management of the Issuer agreed to consider the Reporting Person's proposal.  Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

CUSIP No. Y2685T115

ITEM 5. Interest in Securities of the Issuer.

(a) — (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) On May 26, 2015 the Funds purchased an aggregate 50,000 shares of Common Stock in a market transaction at a purchase price of $7.10 per share.

(d) Except as described in this statement, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Executive Officers, Directors and Control Persons of the Reporting Persons

CUSIP No. Y2685T115

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2015

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
/s/ Victor Khosla
Victor Khosla

CUSIP No. Y2685T115
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

July 22, 2015

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
/s/ Victor Khosla
Victor Khosla

CUSIP No. Y2685T115

EXHIBIT B

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS OF THE REPORTING PERSONS

Name and Address	Present Principal Occupation and Employment
Victor Khosla Chief Investment Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Investment Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC

James Dougherty Fund Chief Financial Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Fund Chief Financial Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC

Edward Kelly Chief Operating Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Operating Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC

David Charnin General Counsel and Chief Compliance Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	General Counsel and Chief Compliance Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC